Mail Stop 4561

November 30, 2006

Mr. Doug W. Naidus
Chairman and Chief Executive Officer
MortgageIT Holdings, Inc.
33 Maiden Lane
New York, NY   10038

> **Re: MortgageIT Holdings, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 15, 2006**

Dear Mr. Naidus:

We have reviewed your response letter dated November 6, 2006 and have the following additional comment. Please be as detailed as necessary in your response. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Item 1 – Business

General, page 5

1. We have read your response to comment 1. We note that you do not believe that your wholesale sub-prime channel should be presented as a discontinued operation, because you will still maintain a presence in the sub-prime mortgage loan origination market. However, we note in your disclosure on page 33 of your 10-Q for the quarter ended June 30, 2006 that you do not expect future sub-prime loan volume to be a material component of your total originations. In this regard, it appears that the continuing cash flows from sub-prime loan originations will not be significant in the future. Please provide us with a detailed analysis under EITF

03-13 to demonstrate how you concluded that the continuing cash inflows and outflows will be significant and thus the sub-prime mortgage loan origination channel does not satisfy the requirements of paragraph 42 of SFAS 144.

****

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief